Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
June 30, 2020
(Expressed in Canadian Dollars - unaudited)

Page

Contents	1
Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	3
Condensed Interim Consolidated Statements of Cash Flows	4
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5
Notes to Condensed Interim Consolidated Financial Statements	6

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - unaudited)

	June 30,	December 31,
	2020	2019
	$	$
Assets
Current
Cash (Note 3)	11,977,415	7,260,572
Receivables	54,257	42,565
Prepaid expenses (Note 4)	317,576	436,361
	12,349,248	7,739,498
Exploration and evaluation assets (Notes 5 and 13)	226,174,263	221,330,931
Reclamation bonds (Note 6)	2,225,467	2,122,559
Property and equipment (Note 7)	229,284	297,164
Right-of-use assets (Note 8)	628,884	730,809
	241,607,146	232,220,961
Liabilities
Current
Accounts payable and accrued liabilities (Notes 9 and 13)	3,270,978	2,665,559
Current portion of lease liabilities (Note 8)	181,742	163,281
	3,452,720	2,828,840
Lease liabilities (Note 8)	486,143	566,597
Provision for site reclamation (Note 10)	1,159,752	964,960
	5,098,615	4,360,397
Shareholders’ equity
Share capital (Note 11)	302,318,517	290,532,540
Reserves (Note 11)	10,154,706	10,255,771
Deficit	(75,964,692)	(72,927,747)
	236,508,531	227,860,564
	241,607,146	232,220,961

Nature and Continuance of Operations (Note 1), Commitments (Note 16), Subsequent Events (Note 17)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 7, 2020.

On Behalf of the Board of Directors:

“Alex Morrison”	“Zara Boldt”
Alex Morrison, Director	Zara Boldt, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	$	$	$	$
Expenses
Accretion expenses (Note 10)	2,316	2,216	4,561	4,414
Community relations	-	7,335	3,276	7,335
Consulting fees	92,022	109,060	165,858	214,280
Depreciation (Notes 7 and 8)	81,519	90,527	169,805	181,054
Foreign exchange loss (gain)	145,442	(5,888)	19,915	156,877
Insurance	117,905	105,973	235,630	212,285
Interest expense on lease liabilities (Note 8)	12,760	15,336	26,071	31,263
Investor relations	31,217	54,009	55,927	82,998
Management fees (Note 13)	280,250	280,250	560,500	560,500
Office	93,509	135,998	237,304	263,338
Professional fees (Note 13)	186,699	224,194	358,395	471,112
Property investigation	-	30,291	3,756	60,529
Regulatory and shareholders service	79,000	81,014	211,621	207,356
Share-based compensation (Notes 11 and 13)	435,987	603,119	1,221,588	1,721,140
Travel and related	30,703	202,899	172,006	401,901
Wages and salaries (Note 13)	100,551	216,648	246,529	412,336
	(1,689,880)	(2,152,981)	(3,692,742)	(4,988,718)
Interest income	2,470	16,185	11,735	66,934
Loss and comprehensive loss for the period	(1,687,410)	(2,136,796)	(3,681,007)	(4,921,784)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)
Weighted average number of common shares outstanding (basic and diluted)	283,517,048	260,042,886	280,850,551	259,975,799

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - unaudited)

	For the six months ended June 30,
	2020	2019
	$	$
Cash flows used in operating activities
Loss for the period	(3,681,007)	(4,921,784)
Items not affecting cash:
Depreciation	169,805	181,054
Share-based compensation	1,221,588	1,721,140
Accretion expense	4,561	4,414
Unrealized foreign exchange	(41,412)	27,793
Changes in non-cash working capital items
Increase in receivables	(11,692)	(6,430)
Decrease in prepaid expenses	118,785	84,105
Decrease in accounts payable and accrued liabilities	(275,799)	(81,101)
	(2,495,171)	(2,990,809)
Cash flows used in investing activities
Reclamation bonds	-	(18,694)
Exploration and evaluation assets expenditures	(4,218,297)	(10,229,242)
	(4,218,297)	(10,247,936)
Cash flows from financing activities
Proceeds from share issuances	11,418,588	-
Share issuance costs	(402,474)	-
Proceeds from exercise of stock options	492,500	88,400
Repayment of lease liabilities	(78,303)	(65,553)
	11,430,311	22,847
Net change in cash	4,716,843	(13,215,898)
Cash, beginning of period	7,260,572	18,333,732
Cash, end of period	11,977,415	5,117,834
Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable and accrued liabilities	2,368,969	2,836,572
Share issuance costs in accounts payable and accrued liabilities	401,228	-
Reclassification of expired stock options	644,062	262,593
Reclassification of stock options exercised	393,372	57,934
Reclassification of cancelled restricted share units	-	8,395
Reclassification of restricted share unit vested	285,219	187,925
Capitalization of right-of-use assets and lease liabilities	-	934,659
Provision for site reclamation	145,045	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

					Total
	Number of				Shareholders’
	Shares Issued	Share Capital	Reserves	Deficit	Equity
		$	$	$	$
Balance at December 31, 2018	259,809,678	270,513,901	8,522,564	(63,856,702)	215,179,763
Stock options exercised	120,000	146,334	(57,934)	-	88,400
Restricted share units vested	113,208	187,925	(187,925)	-	-
Stock options expired	-	-	(262,593)	262,593	-
Restricted share units cancelled	-	-	(8,395)	8,395	-
Share-based compensation	-	-	1,721,140	-	1,721,140
Loss for the period	-	-	-	(4,921,784)	(4,921,784)
Balance at June 30, 2019	260,042,886	270,848,160	9,726,857	(68,507,498)	212,067,519
Shares issued for cash	17,250,000	21,045,000	-	-	21,045,000
Share issuance costs	-	(1,751,571)	-	-	(1,751,571)
Stock options exercised	235,000	340,007	(159,057)	-	180,950
Restricted share units vested	-	50,944	(50,944)	-	-
Stock options expired	-	-	(317,344)	317,344	-
Restricted share units cancelled	-	-	(59,677)	59,677	-
Share-based compensation	-	-	1,115,936	-	1,115,936
Loss for the period	-	-	-	(4,797,270)	(4,797,270)
Balance at December 31, 2019	277,527,886	290,532,540	10,255,771	(72,927,747)	227,860,564
Shares issued for cash	12,043,404	11,418,588	-	-	11,418,588
Share issuance costs	-	(803,702)	-	-	(803,702)
Stock options exercised	650,000	885,872	(393,372)	-	492,500
Restricted share units vested	144,045	285,219	(285,219)	-	-
Stock options expired	-	-	(644,062)	644,062	-
Share-based compensation	-	-	1,221,588	-	1,221,588
Loss for the period	-	-	-	(3,681,007)	(3,681,007)
Balance at June 30, 2020	290,365,335	302,318,517	10,154,706	(75,964,692)	236,508,531

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) and is listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GSV” and on the NYSE American under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 - 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets cost represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets cost is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations or through sale of the assets.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at June 30, 2020, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company may require additional financing for the upcoming fiscal year in order to maintain its operations and exploration activities. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, has adversely affected workforces, customers, economies, and financial markets globally, leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company s. This outbreak could decrease spending, adversely affect and harm the Company’s business and results of operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2019.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Statement of compliance (continued)

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019, except for the following:

Government Assistance

The Company received certain government assistances in the form of forgivable loans from the Canadian and U.S. governments in connection with the COVID-19 pandemic. When there is reasonable assurance that the amounts will be forgiven, the Company reduces the loan and credits the forgiven amounts to the related expenses. The Company includes government assistance that has not been forgiven or is repayable in accounts payable and accrued liabilities.

Basis of presentation

These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for investments which are measured at fair value. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, JKR Gold Resources ULC, Gold Standard Ventures (US) Inc., Tacoma Exploration LLC, Battle Mountain Gold Inc. (“BMG”), and Madison Enterprises (Nevada) Inc., from their dates of formation or acquisition. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 - The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant items that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, going concern, valuation of share-based compensation, recognition of deferred tax amounts, reclamation provisions, and leases.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Use of estimates (continued)

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to fund future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments may be necessary to the carrying value of assets and liabilities and the statement of financial position classifications used (Note 1).

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 3 - Cash

	June 30, 2020	December 31, 2019
	$	$
Cash at financial institutions	11,908,608	7,183,016
Cash held in lawyers’ trust account	68,807	77,556
	11,977,415	7,260,572

NOTE 4 - Prepaid Expenses

	June 30, 2020	December 31, 2019
	$	$
Prepaid expenses	296,296	416,080
Deposits	21,280	20,281
	317,576	436,361

NOTE 5 - Exploration and Evaluation Assets

Expenditures for the periods related to exploration and evaluation assets located in Nevada, USA were as follows:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$
Balance as at December 31, 2018	158,287,872	38,378,837	196,666,709
Claim maintenance fees	388,849	88,369	477,218
Consulting	1,929,576	145,746	2,075,322
Data analysis	376,619	-	376,619
Drilling	7,948,972	464,391	8,413,363
Engineering	156,688	-	156,688
Environmental and permitting	1,736,801	18,272	1,755,073
Equipment rental	148,781	12,570	161,351
Geological	69,667	-	69,667
Geotechnical	71,381	-	71,381
Hydrology	1,648,207	-	1,648,207
Lease payments	1,690,657	122,343	1,813,000
Metallurgy	2,037,771	-	2,037,771
Economic assessments	1,127,651	-	1,127,651
Sampling and processing	403,224	533	403,757
Site development and reclamation	3,482,076	101,978	3,584,054
Supplies	491,265	1,835	493,100
	23,708,185	956,037	24,664,222
Balance as at December 31, 2019	181,996,057	39,334,874	221,330,931

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 5 - Exploration and Evaluation Assets (continued)

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
	$	$	$
Balance as at December 31, 2019	181,996,057	39,334,874	221,330,931
Claim maintenance fees	196,242	-	196,242
Consulting	610,221	16,934	627,155
Data Analysis	13,395	-	13,395
Drilling	999,476	-	999,476
Engineering	59,935	-	59,935
Environmental and permitting	398,406	41,318	439,724
Equipment rental	30,761	-	30,761
Geological	37,732	-	37,732
Geotechnical	35,476	-	35,476
Hydrology	278,509	-	278,509
Lease payments	352,518	-	352,518
Metallurgy	404,739	-	404,739
Economic assessments	178,455	-	178,455
Provision for site reclamation	145,045	-	145,045
Sampling and processing	94,701	-	94,701
Site development and reclamation	858,441	2,494	860,935
Supplies	88,534	-	88,534
	4,782,586	60,746	4,843,332
Balance as at June 30, 2020	186,778,643	39,395,620	226,174,263

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

During the period from August 2009 to December 2019, the Company entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging between 1% and 5%. As well, certain claims are subject to a 1.5% mineral production royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, and work commitments as further detailed in the Company’s most recent annual audited consolidated financial statements. During the six months ended June 30, 2020, the Company did not enter into any new leases.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 5 - Exploration and Evaluation Assets (continued)

Railroad-Pinion Project (continued)

Payment requirements from the remainder of 2020 to 2024 under agreements are approximately as follows:

	Total	Total
	Work	Lease
	commitment	payment	Total
	US$	US$	US$
2020	-	929,000	929,000
2021	1,300,000	903,000	2,203,000
2022	1,400,000	514,000	1,914,000
2023	1,300,000	470,000	1,770,000
2024	1,300,000	383,000	1,683,000
	5,300,000	3,199,000	8,499,000

Lewis Gold Project

During the year ended December 31, 2017, the Company acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

The Lewis Gold Project is subject to an advance minimum annual royalty in the amount of US$60,000 in cash, which is subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty payable in the same year. Production royalties include a 3.5% NSR for gold and silver and a 4% NSR for other minerals such as lead, zinc, and copper.

NOTE 6 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at June 30, 2020 of $2,225,467 (US$1,634,040) (December 31, 2019 - $2,122,559 (US$1,634,040)).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 7 - Property and Equipment

	Leasehold
	improvements	Computers	Total
	$	$	$
Cost:
At December 31, 2018, December
31, 2019, and June 30, 2020	683,758	70,287	754,045
Depreciation:
At December 31, 2018	257,976	40,647	298,623
Charge for the year	141,958	16,300	158,258
At December 31, 2019	399,934	56,947	456,881
Charge for the period	64,212	3,668	67,880
At June 30, 2020	464,146	60,615	524,761
Net book value:
At December 31, 2019	283,824	13,340	297,164
At June 30, 2020	219,612	9,672	229,284

NOTE 8 - Right-of-Use Assets and Lease Liabilities

Right-of-Use Assets

Office Leases
Cost:	$
At December 31, 2018	-
Adjustment on initial adoption of IFRS 16	934,659
At December 31, 2019 and June 30, 2020	934,659
Depreciation:
At December 31, 2018	-
Charge for the year	203,850
At December 31, 2019	203,850
Charge for the period	101,925
At June 30, 2020	305,775
Net book value:
At December 31, 2019	730,809
At June 30, 2020	628,884

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 8 - Right-of-Use Assets and Lease Liabilities (continued)

Lease Liabilities

$
Lease liabilities recognized as of January 1, 2019	884,987
Lease payments made	(195,683)
Interest expense on lease liabilities	59,738
Foreign exchange adjustment	(19,164)
At December 31, 2019	729,878
Lease payments made	(104,374)
Interest expense on lease liabilities	26,071
Foreign exchange adjustment	16,310
667,885
Less: current portion	(181,742)
At June 30, 2020	486,143

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

$
Remainder of fiscal 2020	111,078
Fiscal 2021	235,466
Fiscal 2022	203,900
Fiscal 2023	94,055
2024 and beyond	129,836

NOTE 9 - Accounts Payable and Accrued Liabilities

	June 30, 2020	December 31, 2019
	$	$
Accounts payable	2,193,946	1,604,972
Accrued liabilities	940,008	1,060,587
Government assistance	137,024	-
	3,270,978	2,665,559

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Provision for Site Reclamation

During the year ended December 31, 2018, the Company recorded a provision for the estimated cost of site reclamation relating to exploration activities at its Railroad-Pinion Project. As at June 30, 2020, the Company used an inflation rate of 2.16% (December 31, 2019 - 2.16%) and an average discount rate of 3.09% (December 31, 2019 - 3.09%) in calculating the estimated obligation. The undiscounted uninflated value of the cash flows required to settle the provision is approximately $1,285,933 expected to be incurred over the next 18 years.

Railroad-Pinion
Project
$
Balance as at December 31, 2018	1,004,499
Foreign exchange adjustment	(48,343)
Accretion expense for the year	8,804
Balance as at December 31, 2019	964,960
Change in estimate	145,045
Foreign exchange adjustment	45,186
Accretion expense for the period	4,561
Balance as at June 30, 2020	1,159,752

NOTE 11 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In January 2019, the Company issued 113,208 common shares of the Company at a fair value of $1.66 per share in connection to the vesting of restricted share units.

In July 2019, the Company completed an underwritten public offering financing and issued 17,250,000 common shares of the Company at a price of $1.22 per share for gross proceeds totalling $21,045,000, and incurred cash commissions and expenses of $1,751,571.

During the year ended December 31, 2019, the Company issued 355,000 common shares on the exercise of stock options for proceeds of $269,350.

In January 2020, the Company issued 144,045 common shares of the Company at a weighted average value of $1.98 per share in connection to the vesting of restricted share units.

During the six months ended June 30, 2020, the Company issued 650,000 common shares on the exercise of stock options for proceeds of $492,500.

During the six months ended June 30, 2020, the Company issued 12,043,404 common shares for gross proceeds totalling $11,418,588, and incurred cash commission and expenses of $803,702 under an at-the-market equity program.

Share Purchase Warrants

There were no share purchase warrants outstanding as at June 30, 2020 and December 31, 2019.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves (continued)

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 8% of the outstanding common shares of the Company, as at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and generally expire within 90 days of termination of employment, consulting arrangement or holding office as a director or officer of the Company, are subject to provisions as determined by the Board of Directors (the “Board”) and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

During the year ended December 31, 2019, 355,000 stock options were exercised and the fair value of $216,991 attributable to these stock options was transferred from reserves to share capital. Additionally, 545,000 stock options expired unexercised and the fair value of $579,937 attributable to these stock options was transferred from reserves to deficit. In addition, during the year ended December 31, 2019, the Company granted a total of 1,921,424 stock options exercisable for up to five years as follows:

  1,821,424 stock options with an exercise price of $1.74 per share vest one-third immediately, one-third on January 31, 2020, and one-third on January 31, 2021, with a fair value of $1,534,992.

  50,000 stock options with an exercise price of $1.49 per share vest one-third immediately, one-third on March 15, 2020, and one-third on March 15, 2021, with a fair value of $32,988.

  50,000 stock options with an exercise price of $1.20 per share vest one-third immediately, one-third on August 16, 2020, and one-third on August 16, 2021, with a fair value of $28,802.

During the year ended December 31, 2019, the Company expensed a total of $1,918,737 as share-based compensation over the vesting period.

During the six months ended June 30, 2020, 650,000 stock options were exercised and the fair value of $393,372 attributable to these stock options was transferred from reserves to share capital. Additionally, 626,656 stock options expired unexercised and the fair value of $644,062 attributable to these stock options was transferred from reserves to deficit. In addition, during the six months ended June 30, 2020, the Company granted a total of 2,140,306 stock options exercisable for up to five years as follows:

  2,140,306 stock options with an exercise price of $1.05 per share vest one-third immediately, one-third on January 30, 2021, and one-third on January 30, 2022, with a fair value of $998,552.

During the six months ended June 30, 2020, the Company expensed a total of $742,743 (June 30, 2019 - $1,261,537) as share-based compensation over the vesting period.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following weighted average variables:

	For the six months ended June 30,
	2020	2019
Risk-free interest rate	1.39%	1.81%
Expected option life in years	4 years	4 years
Expected stock price volatility	57%	62%
Expected dividend rate	0%	0%

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves (continued)

Stock Options (continued)

A summary of stock option activities is as follows:

	Number of	Weighted average
	options	exercise price
		$
Outstanding at December 31, 2018	9,317,296	1.75
Exercised	(355,000)	0.76
Granted	1,921,424	1.72
Expired	(545,000)	2.12
Outstanding at December 31, 2019	10,338,720	1.76
Exercised	(650,000)	0.76
Granted	2,140,306	1.05
Expired	(626,656)	1.97
Outstanding at June 30, 2020	11,202,370	1.67

A summary of the stock options outstanding and exercisable at June 30, 2020 is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.73	1,925,000	1,925,000	November 27, 2020
3.16	457,500	457,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	1,759,560	1,759,560	August 1, 2022
2.25	600,000	600,000	September 12, 2022
1.96	100,000	100,000	January 15, 2023
2.11	2,064,256	2,064,256	March 5, 2023
2.11	100,000	100,000	April 27, 2023
1.96	110,000	110,000	September 14, 2023
1.74	1,551,048	1,034,032	January 31, 2024
1.49	50,000	33,333	March 15, 2024
1.20	50,000	16,667	August 16, 2024
1.05	2,110,006	703,335	January 30, 2025
	11,202,370	9,228,683

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves (continued)

Restricted Share Unit Award Plan

The Company has a Restricted Share Unit Award Plan (“RSU Plan”) whereby the maximum number of common shares reserved for issue under the RSU Plan shall not exceed 6,746,579 common shares of the Company. In addition, the aggregate number of common shares issuable pursuant to the RSU Plan combined with all of the Company’s other security-based compensation arrangements, including the Company’s Stock Option Plan, shall not exceed 8% of the Company’s outstanding shares.

During the year ended December 31, 2019, the Company granted 664,730 RSUs to certain officers and directors with a fair value of $1,156,630. Certain RSUs issued to officers of the Company vest either one-third every year or approximately three years from the grant date. The directors of the Company, who have been granted RSUs, have the entitlement to have one-third of the grant vest every year. However, the RSUs will vest only when the director’s position on the Board has been terminated. The Company expensed a total of $918,339 as share-based compensation for values of RSUs vested. In additional, the Company cancelled 155,284 RSUs and the fair value of $68,072 attributable to these RSUs was transferred from reserves to deficit.

During the six months ended June 30, 2020, the Company granted 927,276 RSUs to certain officers and directors with a fair value of $973,640. Certain RSUs issued to officers of the Company vest one-third every year. The directors of the Company, who have been granted RSUs, have the entitlement to have one-third of the grant vest every year. However, the RSUs will vest only when the director’s position on the Board has been terminated.

During the six months ended June 30, 2020, the Company expensed a total of $478,845 (June 30, 2019 - $459,603) as share-based compensation over the vesting period.

A summary of restricted share unit activities is as follows:

Number of
RSUs
Outstanding at December 31, 2018	567,110
Vested	(113,208)
Granted	664,730
Cancelled	(155,284)
Outstanding at December 31, 2019	963,348
Vested	(144,045)
Granted	927,276
Outstanding at June 30, 2020	1,746,579

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 12 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.

Geographic information is as follows:

	As at June 30, 2020
	Canada	US	Total
	$	$	$
Reclamation bonds	-	2,225,467	2,225,467
Property and equipment	4,407	224,877	229,284
Exploration and evaluation assets	-	226,174,263	226,174,263
Right-of-use assets	339,315	289,569	628,884
	343,722	228,914,176	229,257,898

	As at December 31, 2019
	Canada	US	Total
	$	$	$
Reclamation bonds	-	2,122,559	2,122,559
Property and equipment	19,611	277,553	297,164
Exploration and evaluation assets	-	221,330,931	221,330,931
Right-of-use assets	374,417	356,392	730,809
	394,028	224,087,435	224,481,463

NOTE 13 - Related Party Transactions

During the six months ended June 30, 2020, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.

As at June 30, 2020, $7,074 (December 31, 2019 - $389,127) was included in accounts payable and accrued liabilities owing to officers and directors of the Company in relation to professional fees and reimbursement of expenses.

ii.	The Company received $nil (June 30, 2019 - $9,000) of rent from a company related by way of common officers.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the six months ended June 30,
	2020	2019
	$	$
Management fees	560,500	560,500
Professional fees	115,242	115,242
Exploration and evaluation assets expenditures	115,098	48,270
Wages and salaries	24,415	8,518
Share-based compensation	947,146	1,193,545
	1,762,401	1,926,075

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 14 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 15 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, and commodity price.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at June 30, 2020, the Company had a foreign currency net monetary asset position of approximately US$7,141,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $71,000.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020
(Expressed in Canadian Dollars - unaudited)

NOTE 15 - Financial Instruments and Risk Management (continued)

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments. The Company is exposed to liquidity risk.

e)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

NOTE 16 - Commitments

a)

The Company has two separate consulting agreements with officers and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. Included in each agreement is a provision for a two-year payout in the event of termination without cause and three-year payout in the event of a change in control.

b)

The Company has an employment agreement with an employee of the Company to provide exploration services to the Company for an indefinite term. The agreement requires payment of US$14,850 per month. Included in the agreement is a provision for a two-year payout in the event of a termination following a change in control.

c)

The Company has an employment agreement with an officer of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires payment of $19,167 per month. Included in the agreement is a provision for a two-year payout in the event of termination without cause or in the event of a change in control.

d)

The Company has two separate employment agreements with an officer and an employee of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$31,875 per month. Included in each agreement is a provision for a one-year payout in the event of a termination following a change in control.

NOTE 17 - Subsequent Events

a)	Subsequent to June 30, 2020, the Company issued 3,054,074 shares for gross proceeds of $3,452,897 under an at-the- market equity program.

b)

In July 2020, the Company entered into a binding letter of intent with Orion Mine Finance (“Orion”) related to a series of transactions: i) the Company closed a non-brokered private placement and issued 6,619,191 shares of the Company for gross proceeds of $6.95 million, and ii) the Company will enter into a silver streaming agreement with Orion for 100% of the silver production on part of the Company’s Railroad-Pinion Project.